Pricing Term Sheet dated as of June 11, 2009	Issuer Free Writing Prospectus dated June 11, 2009 Relating to Preliminary Prospectus Supplement Dated June 10, 2009 Filed Pursuant to Rule 433 Registration Statement No. 333-159614

8,750,000 Shares of Common Stock

This term sheet to the preliminary prospectus supplement dated June 11, 2009 should be read together with the preliminary prospectus supplement dated June 10, 2009, and the accompanying prospectus dated June 10, 2009, before making a decision in connection with an investment in the securities. The information in this term sheet updates and supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below.

Issuer:	ATP OIL & GAS CORPORATION

Title of securities	Common stock, par value $0.001 per share, of the Issuer

Common stock offered by us in this offering:	8,750,000 shares (or a total of 10,062,500 shares if the underwrites exercise in full their option to purchase up to 1,312,500 additional shares of the Issuer’s common stock)

	Per Share	Total
Public offering price:	$8.25	$72,187,500.00
Underwriting discount:	$0.433125	$3,789,843.75
Proceeds to us (before expenses)	$7.816875	$68,397,656.25

Common stock outstanding after the offering:	44,770,268 shares (or 46,082,768 shares if the underwriters exercise in full their option to purchase up to 1,312,500 additional shares of the Issuer’s common stock)

Use of Proceeds:	The net proceeds from this offering is $68.1 million after deducting underwriters’ discount and the estimated expenses of this offering. We are required to offer to our lenders approximately $17.0 million (or 25%) of the net proceeds from this offering to prepay outstanding indebtedness under our Credit Agreement dated June 27, 2008 with

	Credit Suisse, as administrative agent for the lenders. We intend to use the remaining net proceeds from this offering to fund capital expenditures related to our drilling and development activities, including development of wells at our Telemark Hub in the deepwater Gulf of Mexico, and for general corporate purposes.

Trade Date:	June 11, 2009

Settlement Date:	June 17, 2009 (T+4)

Underwriters:	J.P. MORGAN SECURITIES INC.
	SMH CAPITAL, INC.
	C. K. COOPER & COMPANY, INC.
	PRITCHARD CAPITAL PARTNERS, LLC.
	CANACCORD ADAMS INC.
	GLOBAL HUNTER SECURITIES, LLC
	NATIXIS BLEICHROEDER INC.
	FIG PARTNERS, LLC
	HOWARD WEIL INCORPORATED
	WUNDERLICH SECURITIES, INC.

Additional Information:	In addition to the pricing information set forth above, the “Capitalization” section of the preliminary prospectus will be updated to reflect the following changes ($ in thousands):

	• As adjusted Cash and Cash Equivalents	$154,491
	• As adjusted Credit Agreement and Total Debt	$1,318,390
	• As adjusted Common Stock	$45
	• As Adjusted Additional paid in capital	$470,670
	• As Adjusted Total shareholders’ equity	$390,984
	• As Adjusted Total Equity	$529,895
	• As Adjusted Total Capitalization	$1,848,285

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities Inc. at 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attn: Chase Distribution and Support Service, Northeast Statement Processing, or by telephone to (718) 242-8002, or by or by fax at (718) 242-8003.